WORKSPORT LTD.

2500 N America Dr

West Seneca, New York 14224

(888) 554-8789

January 26, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Eranga Dias

Re:	Worksport Ltd. Registration Statement on Form S-3 File No. 333-292823

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on Wednesday, January 28, 2026, or as soon thereafter as practicable.

Kindly contact Philip Magri, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 668-6534, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

WORKSPORT LTD.

By:	/s/ Steven Rossi
Steven Rossi
Chief Executive Officer